SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month February 2012

CREDICORP LTD.

(Exact name of registrant as specified in its charter)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

February 27, 2012

SUPERINTENDENCIA DEL MERCADO DE VALORES

Att. Registro Público del Mercado de Valores

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

Willis and Credicorp Enter Into Strategic Partnership

Lima, Peru February 27, 2012 – Willis Europe BV (“Willis”), a subsidiary of global insurance broker, Willis Group Holdings plc (NYSE:WSH), and leading Peruvian financial services group Credicorp Ltd (“Credicorp”) (NYSE: BAP), today announced that, on February 24, 2012, Grupo Credito, a subsidiary of Credicorp, acquired 49.9% of the shares in Willis Peru, a wholly-owned subsidiary of Willis.

The transaction contributes significantly to Credicorp’s strategy to expand in financial business in Peru, specifically its insurance business. The investment is equivalent to less than 1% of Credicorp’s capital. Specific terms of the transaction are not disclosed.

To further strengthen this new relationship, Willis Peru has entered into a commercial agreement for the provision of affinity insurance services to certain affiliates of Credicorp.

Willis Peru will continue to provide independent and transparent insurance broking services and risk management advice to all of its customers in Peru, developing insurance solutions with the best markets and on the best price and terms in the interests of its clients.

Carlos Miguel Vidal Buckley has been named CEO of Willis Peru, subject to regulatory clearance. Carlos joins Willis from the Credicorp group of companies where he has held a number of strategic and operational senior management positions. Overall, he has over 18 years of experience in the insurance industry and commercial insurance broking market in Peru.

Jaime Herrera, the CEO of Willis Peru since 2005, has been named non-executive President of Willis Peru.

Commenting on the strategic partnership, Sarah Turvill, Chairman of Willis International, said, “This transaction makes excellent commercial sense for Willis and Credicorp. We maintain our independence as a broker and enter a strategic relationship with Peru’s top financial services holding company to provide broking and affinity services to Credicorp’s customers.

“In today’s world, issues such as convenience, availability, channel loyalty and after sales service are increasingly important. It is no longer just the product that counts, but how, when and where it is delivered to the customer,” Turvill added. “We look forward to working closely with Credicorp and welcome Carlos, a seasoned insurance broking professional, to the helm of Willis Peru.”

Also commenting on the partnership, Fernando Dasso, Grupo Credito’s General Manager, said, “We are excited with the opportunities that we will develop with Willis in Peru and believe Carlos is the ideal professional to execute them. In order to take advantage of these opportunities it is crucial that Willis Peru maintains its independence. The key element of the business model that we are building together is its focus on the best interest of clients.”

Willis Peru has operated in the Peruvian market for over 40 years and currently has a staff of more than 90 employees.

About Credicorp

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding in Peru with total assets of more than US$ 30 billion. It primarily operates via its four principal subsidiaries: Banco de Credito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), Pacifico Grupo Asegurador, and Grupo Credito (which includes Prima AFP). Credicorp is engaged principally in banking (including commercial and investment banking), insurance (including property and casualty, life and health), pension funds (including private pension fund management services), and brokerage and other (including brokerage, trust, custody and securitization services, asset management and proprietary trading and investment). Credicorp offers a wide range of products and services with a customer base of more than 3.8 million of clients and the largest network with 7,056 points of contact.

About Willis

Willis Group Holdings plc is a leading global insurance broker. Through its subsidiaries, Willis develops and delivers professional insurance, reinsurance, risk management, financial and human resource consulting and actuarial services to corporations, public entities and institutions around the world. Willis has more than 400 offices in nearly 120 countries, with a global team of approximately 17,000 employees serving clients in virtually every part of the world.

Yours sincerely,

/s/ Mario Ferrari

Stock Market Representative

Credicorp Ltd

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2012

CREDICORP LTD.

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative